                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        Mine Safety Appliances Company
                        ------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                          --------------------------
                         (Title of Class of Securities)

                                  602720 10 4
                                  -----------
                                (CUSIP Number)

                           Nelson W. Winter, Esquire
                         Reed Smith Shaw & McClay LLP
                               435 Sixth Avenue
                        Pittsburgh, Pennsylvania 15219
                                (412) 288-3310
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 27, 2000
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]*



--------------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.     602720 10 4
           ----------------


    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

              Dennis L. Zeitler
              -----------------



    2) Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)      X
               ---


    3) SEC Use Only


    4) Source of Funds (See Instructions)    00
                                            ----


    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


    6) Citizenship or Place of Organization       U.S.A.
                                                  ------


     Number of        (7)  Sole Voting Power            95,092
     Shares Bene-                                    ---------
     ficially
     Owned by         (8)  Shared Voting Power               0
     Each Report-                                    ---------
     ing Person
     With             (9)  Sole Dispositive Power       18,675
                                                     ---------

                     (10)  Shared Dispositive Power  1,202,227
                                                     ---------

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person

         1,220,902
         ---------


    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


    13)  Percent of Class Represented by Amount in Row (11)    9.1%
                                                               ----


    14)  Type of Reporting Person (See Instructions)     IN
                                                        ----

Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

     (a)  Name of Person Filing:          Dennis L. Zeitler

     (b)  Residence or Business Address:  Mine Safety Appliances Company
                                          P.O. Box 426
                                          Pittsburgh, PA  15230

     (c)  Present Principal Occupation:  Vice President, Chief Financial Officer
                                         and Treasurer of the Company.

Item 5.  Interest in Securities of the Issuer.

     See Items 7 through 11 and 13 of the cover page.

     As originally filed on July 7, 2000, the Schedule 13D indicated that the undersigned and the other members of the Investment Committee of the Trust for the Company's Non-Contributory Pension Plan for Employees shared both voting and dispositive power over the 1,125,000 shares of Common Stock held by the Trust. In fact, while the members of the Investment Committee do share dispositive power over these shares, sole voting power over the shares of Common Stock held in the Trust is held by PNC Bank, N.A., as trustee of the Trust. In this regard, see the Schedule 13G with respect to the Company's Common Stock filed by PNC Bank, N.A. and its affiliated entities.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        /s/ Dennis L. Zeitler
                                                        ---------------------
                                                            Dennis L. Zeitler

Date:  March 16, 2001